Exhibit 99.1
AXCESS INTERNATIONAL ANNOUNCES THIRD QUARTER 2006 RESULTS
Dallas – November 15, 2006 – AXCESS International Inc. (OTCBB: AXSI), a leading provider of Radio Frequency Identification (RFID) solutions and Real Time Location Systems (RTLS), today reported results for the third quarter ended September 30, 2006.
Highlights for the Third Quarter Ended September 30, 2006
•	YE Record RFID Revenue to be Achieved

•	Year-to-date Revenue is Up 80% Over 2005

•	Third Quarter Revenue was Up 81% Over Third Quarter 2005

•	The Gross Margin Improved to 47%

•	Third Quarter Loss Per Share of $.03 Within Range of Prior Guidance

•	The Early Stage RFID Market Continues to Mature

•	Further Success Achieved in Physical IT Asset Management Solutions

•	Increase in Number of Signed Channel Partners

•	Senior Technical Staff Augmented

•	Set to Launch Marketing of New Technology
“AXCESS’ revenue growth continued upward in the third quarter, with year-to-date revenue eclipsing last year’s total revenue. We will have record year-end revenue in 2006,” said Allan Griebenow, President and CEO of AXCESS. Mr. Griebenow further stated, “The RFID market continues to mature. Our application for the management and security of physical IT assets has been well received, exemplified by the announcement of a new world class user, PriceWaterhouseCoopers. The accelerating loss of personal privacy information and corporate intellectual property continues to raise concerns and generate new legal mandates. Shortly after the quarter closed, we introduced our revolutionary new technology, the Enterprise DotTM. As the smallest, lowest cost and most feature rich wireless System-on-a-Chip platform in the world, AXCESS further extends its lead in RFID, RTLS, and wireless sensing solutions.”
Corporate and Industry Developments
AXCESS provides complete RFID system solutions for improving productivity and security in industry and government. These systems are based on “active” RFID technology, where wireless “tags” use on-board battery power to transmit signals from a few feet to hundreds of feet in order to automatically identify, track, monitor, and protect people, assets, and vehicles. Active RFID systems (as opposed to passive systems which have no battery power on-board) enable flexible implementations which can serve multiple purposes. AXCESS’ unique patented technology enables tags to wake-up on-demand as needed to provide precise location determination and enable accurate and reliable information for real-time decision making. The ability to have tags always “on” in a beaconing signal mode plus have the option to transmit their status on demand is called “dual-active” operation. AXCESS’ dual-active RFID is the most economical and flexible solution on the market today. The recent industry report by IDTechEx indicated active RFID solutions are growing rapidly and will sustain 28% compound growth through 2016 and reach $6.8B.
Overall, the awareness of RFID globally continues to grow with the continued adoption of all types of RFID and RTLS technologies across multiple industry segments including: the retail supply chain; vehicle toll tagging; contact less payment systems; transportation ticketing; security access control; military container tagging; and AXCESS’ enterprise solutions. Wal-Mart continues to mandate that more of its suppliers use low cost, disposable passive tags for identifying cases and pallets. In 2005, that awareness began to translate into increased user demand for active (battery-powered) RFID and RTLS applications. AXCESS believes it is developing its business into a distinct, exciting, and large niche within the total market basket of RFID solutions.
The Company’s solution for the management and protection of physical IT assets continues to be best in class. PricewaterhouseCoopers was announced as a customer for AXCESS’ Dual-Active RFID solution for asset management and protection. The solution prevents theft or loss of assets and data by offering individual asset tracking and protection, dynamic wireless custodian assignments to assets, complete reports, and wireless alerting to exception-based security events. When an item is removed from company premises without authorization the technology delivers actionable intelligence through which a reliable security response can be determined and initiated. PricewaterhouseCoopers identified the potential for significant ROI by managing assets and by preventing computer theft. In addition to preventing monetary loss associated with the theft or loss of IT assets, the company recognized how AXCESS’ ActiveTagTM solution could empower them with the ability to better protect their clients’ data through increased accountability and security.
In the area of personnel access control and tracking, the Company announced the development of a partnership with Digital Defense Group, a producer of biometric-based secure identity cards. Digital Defense has integrated AXCESS International’s ultra-thin long range personnel card to transmit the industry’s only long range biometrically activated digital certificate. IronGate™ biocard is a unique device that allows the benefits of highest level of security with the convenience and high through-put capabilities of active RFID. The impact of this integration allows for applications like high security personnel and vehicle access through borders, industrial and secured facilities. Utilities, transportation, IT, financial, medical and manufacturing are just few of the industries mandating the use of biometrics in their security procedures. The IronGate biocard assures biometric privacy because the biometric is stored on the card.
During the quarter, the Company announced the signing of 34 partners in 14 different countries to their Global Business Partnership Program. The results are a reflection of the enhanced partner development program launched in Q3 2006 which enables systems integrators from disparate backgrounds and worldwide locales to successfully sell, implement, and maintain AXCESS RFID solutions for enterprise operations in multiple industries. Driving the growth are integrators from industries such as security, homeland defense, supply chain, enterprise management, bar-coding and automatic identification who are bumping into the limitations of passive RFID technology and recognizing the need for the unique capabilities of Dual-Active RFID™. Demand is high domestically and around the world including the Latin America, Asia Pacific, and Middle East regions.
The Company continues to work on its next generation products based on the demands of the market for smaller, lower cost tags and infrastructure which also have multiple features and flexible operating options. Just after the quarter ended, AXCESS announced a new, revolutionary wireless tracking and sensing technology for 2007 called The Enterprise Dot™. Based on a System-on-a-Chip (SoC) design, the patents-pending technology yields the world’s lowest cost and smallest multifunctional wireless sub-micro device for delivering visibility oriented data about the assets operating in and around the enterprise. Devices built on the Dot™ platform will enable widespread and reliable automatic identification, locating, tracking, protecting and monitoring of personnel, physical assets, and vehicles. DotTM facilitates the capture, processing and delivery of previously unavailable real-time information for dramatic improvements in supply chain visibility, mobile asset management, physical asset security, access control, and industrial condition monitoring. The low cost and flexibility to use existing supply chain infrastructure results in a very low total cost of ownership, yielding short term ROIs for customers. In an OEM package, it is small enough to be embedded into a variety of things such as computers, test equipment, medical equipment, credential cards, pallets, and cartons.
Bringing together the new functions of the Dot™ and building on the current AXCESS wireless infrastructure for enterprise management creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible business intelligence. AXCESS sees this as an opportunity to use its time-to-market and technical advantages to serve an ever-expanding market based on its core technology which has been optimized for the exact needs of enterprise tagging. The DotTM technology will extend AXCESS’ existing time to market advantage. It further eclipses competing architectures such as Wi-Fi based and battery-assisted passive RFID where size, cost, signal robustness and power management are problematic.
The development of AXCESS’ intellectual property portfolio continues in support of the ongoing product development, market strategies, and to re-enforce competitive advantages. These innovation and growth efforts continue to be supported by our shareholder and key financial advisor Amphion Innovations plc
Third Quarter and Nine Months of 2006 Financial Results
Revenue was $369,621 for the three months ended September 30, 2006, an increase of 81% from the same quarter in 2005. Revenue for the nine months of 2006 was $1,177,659, an increase of 80% from the same period in 2005. The increase in revenue in the quarter and the first nine months of the year is due to the Company gaining traction in the active RFID market with new customers and add-on sales for products and services relating to existing customers. Historically, AXCESS reported revenue from its RFID and video businesses. Following the sale of the video patent portfolio in the first quarter, the Company is generating and reporting revenues only from its RFID operations. Add-on sales that are considered by the Company to represent a form of recurring revenue was 25% of total sales in the third quarter 2006 and 20% for the first nine months of 2006.
Gross margin was 47% or $172,242, in the third quarter 2006 as compared to 46%, or $94,914, in the 2005 period and 44% or $516,435, in the first nine months of 2006 as compared to 45% or $294,998 in the nine months of 2005, reflecting an improved sales mix and benefits of manufacturing leverage. AXCESS outsources the manufacturing of all of its proprietary and patent-protected RFID system components.
Research & development (R&D) expenses for the third quarter totaled $245,888, compared to $177,221 in the year-ago period and $1,109,476 for the first nine months of 2006, compared to $569,141 for the same period in 2005. The increase in R&D is due to the timing of the development of the next generation RFID product which will continue to be expensed over the remainder of this year and into next year.
Selling, marketing, general & administrative (S, M, G &A) expenses for the third quarter totaled $735,848, as compared to $579,038 in the prior year period and $2,265,310 for the first nine months of 2006, as compared to $1,815,136 for the nine months of 2005. The majority of the increase relates to non-cash costs associated with expensing of stock options from current and prior years, and certain public company expenses. Increased spending for sales and marketing initiatives primarily reflect the expanding direct sales strategy implemented during the past several months, including higher advertising, personnel and travel costs.
Other income (expense) for the third quarter of 2006 totaled ($59,651), as compared to ($118,641) for the same period in 2005 and $400,398 for the nine months of 2006 compared to ($356,562) for the nine months of 2005. The majority of the improvement relates to the gain on the sale of the video patents and the lower interest expense resulting from lower debt balances and the completion of the amortization of the fees.
Net loss for the third quarter of 2006 was $873,608 as compared to $785,720 in the prior year quarter and $2,471,533 for the nine months of 2006 compared to $2,468,559 in the nine months of 2005. The increase in the net loss is a result of the expenses of stock options that began in 2006, the increase in research and development for the next generation RFID product and increased selling and marketing activities offset by increased gross margins, the sale of video patents and lower interest expenses.
Recurring preferred stock dividend requirements for the third quarter of both fiscal 2006 and 2005 were $81,735 and $243,428 for the nine months of both years. AXCESS also recorded a one-time dividend of $645,020 for preferred stock issued in the second quarter 2006, $1,489,245 for preferred stock issued in the first quarter of 2006 and $2,060,397 for warrants issued during the first quarter of 2005.
Net loss applicable to common stock for the 2006 third quarter was $955,343, or $0.03 per share, compared to a loss of $867,455, or $0.03 per share, for the third quarter of 2005 and $4,849,226 or $0.17 per share for the nine months of 2006 compared to $4,772,384 or $0.18 per share for the same period in 2005. The difference in loss in the current year period from the prior year is primarily attributable to the preferred stock dividend requirements.
Financing
On November 9, 2006, AXCESS closed on a convertible loan for $140,000 of additional working capital. The loan is from the Company’s largest shareholder group, Amphion Innovations plc (AMP.L), a company which creates, operates, and finances technology companies. These investors have been encouraged by AXCESS position in the RFID industry to capitalize on existing and more substantial emerging opportunities. The loan is anticipated to be converted into shares of preferred stock bearing no dividends and warrants to purchase the Company’s common stock exercisable for five years at $1.50 per share during the fourth quarter of 2006 as long as the company is able to close on a preferred equity offering of at least 700,000. The loan bears interest at 10% and is due on December 31, 2007.

Conference Call
In conjunction with the third quarter earnings release, AXCESS invites you to listen to its conference call today, November 15, 2006, at 4:30 p.m. (Eastern). To participate in the call, domestic callers can dial (866) 356-4441 and international callers can dial (617) 597-5396 and enter the reservation code “97030132.” Participants should dial into the call about 10 minutes prior to the start time.
For those unable to attend the live conference call, a replay will be available by dialing (888) 286-8010 for domestic callers and (617) 801-6888 for international callers and entering the replay code “17971628.” The replay will be available from approximately one hour after the end of the call until 11:59 (ET) on December 15, 2006. There is no charge for participants to access the live event or replay. The conference call and replay dial in information is also available on AXCESS’ website at www.axcessinc.com.
About AXCESS International Inc.
AXCESS International Inc. (OTCBB:AXSI), headquartered in greater Dallas, TX, provides Radio Frequency Identification (RFID) solutions and Real Time Location Systems (RTLS) for asset management, physical security and supply chain efficiencies. The battery-powered “active” and “semi-active” (on-demand) RFID tags locate, identify, track, monitor, count, and protect people, assets, inventory, and vehicles. AXCESS’ RFID solutions are supported by its integrated network-based, streaming digital video (or IPTV) technology. Both patented technologies enable applications including: automatic “hands-free” personnel access control, automatic vehicle access control, automatic asset management, real time location determination, and sensor management. AXCESS is a portfolio company of Amphion Innovations plc.

Media Contact – AXCESS	Investor Relations – Darrow Associates
Kelly Stark	Jordan Darrow
972-250-5981	631-367-1866
kstark@AXCESSinc.com	jdarrow@darrowir.com

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
(tables to follow)
Source: AXCESS International, Inc.

AXCESS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	(Unaudited)
	September 30,	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$238,050	$236,869
Accounts receivable - trade, net of allowance for doubtful accounts of $17,095 and $17,389 for 2006 and 2005, respectively.	189,765	141,200
Inventory, net	472,309	112,270
Prepaid expenses and other	123,608	72,628

Total current assets	1,023,732	562,967

Property, plant and equipment, net	20,675	29,387
Deferred debt issuance costs	211,204	337,926
Other assets	3,096	2,699

Total assets	$1,258,707	$932,979

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$181,386	$252,155
Accrued liabilities	1,082,133	959,149
Notes payable:
Convertible notes payable (includes $80,000 with related parties in 2005)	—	396,666
Discounts on convertible debt	—	(5,520)
Dividends payable	56,859	208,780

Total current liabilities	1,320,378	1,811,230

Notes payable to stockholders	3,365,500	3,709,071

Total liabilities	4,685,878	5,520,301

Commitments and contingencies (Notes 1 and 2)
Stockholders’ deficit:
Convertible preferred stock, 10,000,000 and 7,000,000 shares authorized in 2006 and 2005, respectively
With liquidation preference; no shares issued and outstanding in 2006 and 2005, respectively;	—	—
Without liquidation preference; $0.01 par value, 6,323,550 and 3,371,495 shares issued and outstanding in 2006 and 2005, respectively	63,235	33,715
Common stock, $.01 par value, 70,000,000 and 50,000,000 shares authorized in 2006 and 2005, respectively; 28,657,313 shares issued and outstanding in 2006 and 27,437,111 shares issued and outstanding in 2005	286,573	274,371
Shares of common stock to be issued, 5,333 shares as of December 31, 2005	—	53
Non-voting convertible common stock, $.01 par value, 0 and 2,250,000 shares authorized in 2006 and 2005, respectively; no shares issued and outstanding in 2006 or 2005	—	—
Additional paid-in capital	157,270,169	153,436,725
Accumulated deficit	(161,047,148)	(158,332,186)

Total stockholders’ deficit	(3,427,171)	(4,587,322)

Total liabilities and stockholders’ deficit	$1,258,707	$932,979

AXCESS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATION
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Sales	$369,621	$204,711	$1,177,659	$652,687
Cost of sales	197,379	109,797	661,224	357,689

Gross profit	172,242	94,914	516,435	294,998
Expenses:
Research and development	245,888	177,221	1,109,476	569,141
General and administrative	444,010	341,286	1,409,115	1,032,269
Selling and marketing	291,838	237,752	856,195	782,867
Depreciation and amortization	4,463	5,734	13,580	22,718

Operating expenses	986,199	761,993	3,388,366	2,406,995

Loss from operations	(813,957)	(667,079)	(2,871,931)	(2,111,997)

Other income (expense):
Interest expense	(86,994)	(193,785)	(269,629)	(605,522)
Gain in vendor settlements	27,343	75,144	70,027	248,960
Other	—	—	600,000	—

Other expense, net	(59,651)	(118,641)	400,398	(356,562)

Net loss	(873,608)	(785,720)	(2,471,533)	(2,468,559)

Preferred stock dividend requirements:
Recurring	(81,735)	(81,735)	(243,428)	(243,428)
Warrant inducement	—	—	—	(2,060,397)
2005 Preferred equity offering	—	—	(1,489,245)	—
2006 Preferred equity offering	—	—	(645,020)	—

Preferred stock dividend requirements	(81,735)	(81,735)	(2,377,693)	(2,303,825)

Net loss applicable to common stock	$(955,343)	$(867,455)	$(4,849,226)	$(4,772,384)

Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.17)	$(0.18)

Weighted average shares of common stock outstanding	28,516,329	27,288,181	28,218,656	26,654,901